Western Massachusetts Electric Company						Exhibit 12
Ratio of Earnings to Fixed Charges
(Unaudited)

(Thousands of Dollars)	Six Months
	Ended	For the Years Ended December 31,
	June 30, 2011	2010	2009	2008	2007	2006
Earnings, as defined:
Net income	$18,137	$23,090	$26,196	$18,330	$23,604	$15,644
Income tax expense	11,339	16,325	14,923	10,545	14,586	7,766
Equity in (earnings)/losses of regional nuclear
generating companies	(10)	(36)	(78)	(101)	(526)	241
Dividends received from regional equity investees	-	120	419	-	701	372
Fixed charges, as below	11,616	23,042	20,614	21,910	22,162	21,087
Less: Interest capitalized (including AFUDC)	(148)	(336)	(195)	(1,010)	(983)	(853)
Total earnings, as defined	$40,934	$62,205	$61,879	$49,674	$59,544	$44,257

Fixed charges, as defined:
Interest on long-term debt (a)	$9,476	$17,988	$14,074	$13,244	$11,577	$10,671
Interest on rate reduction bonds	1,301	3,372	4,335	5,133	5,839	6,723
Other interest (b)	257	479	877	1,256	2,430	1,507
Rental interest factor	434	867	1,133	1,267	1,333	1,333
Interest capitalized (including AFUDC)	148	336	195	1,010	983	853
Total fixed charges, as defined	$11,616	$23,042	$20,614	$21,910	$22,162	$21,087

Ratio of Earnings to Fixed Charges	3.52	2.70	3.00	2.27	2.69	2.10

(a) Interest on long-term debt amounts include amortized premiums, discounts and capitalized expenses related to indebtedness.

(b) For the years ended December 31, 2009 and 2008, other interest includes interest related to accounting for uncertain tax positions.